

Firstgold Corp.

April 6, 2009

Ms. Jill S. Davis
Branch Chief
Securities Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549-7010

RE: Firstgold Corp.
Form 10-KSB for the Fiscal Year Ended January 31, 2008
Filed May 15, 2008
Form 10-Q for the Quarterly Period Ended October 31, 2008
Filed December 22, 2008
File No. 0-20722

Dear Ms. Davis:

I am responding to your written comments of January 29, 2009 relating to the above referenced filings of Firstgold Corp.

**Form 10-KSB for the Fiscal Year Ended January 31, 2008**

**COMMENT NO. 1**

You requested that we modify our disclosure concerning the litigation involving the Crescent Valley and Red Caps mining properties as to what, if any, requirements made upon ASDi LLC to return consideration paid in conjunction with the Operating Agreement for Crescent Red Caps LLC.

Firstgold Corp.'s Board of Directors requested an independent outside legal review of the matter. The review did not provide an in-depth legal analysis not was the intent to obtain a legal opinion on the matter. Instead the review was conducted more as an arbitration of the facts with a justifiable resolution of the matter as the end result.

The review indicated that transaction was always speculative in nature, as most exploration endeavors are, and that there never was a judicial resolution of the matter. In pursuing exploration of the properties Firstgold could have spent substantially more funds that it had on the litigation while potentially not having assets as valuable as was originally expected. The review indicated that a rescission of the original transaction was not the only possible resolution, suggesting that some of the original consideration could be modified. Accordingly, the Board of Directors in March 2009 required ASDi LLC to assign for no compensation its interest in the original warrants granted to outside assignees. Since this occurred subsequent to the filing of the October 31, 2008 Form 10-Q the matter will be reported in the January 31, 2009 Form 10-K.

**COMMENT NO. 2**

You requested that we obtain an audit report from our independent public accounting firm to include an opinion for the period ended January 31, 2007. The requested opinion is now included Form 10-KSB for the Fiscal Year Ended January 31, 2008.

Firstgold Corp.
3108 Ponte Morino Drive, Suite 210
Cameron Park, CA 95682
Phone: 530-677-5974
Fax: 530-677-7626

**COMMENT NO. 3**
You requested that we modify the presentation of the Balance Sheet to include deferred reclamation costs as part of the carrying amount of the related long-lived asset. The requested modification has been made to both Form 10-KSB for the Fiscal Year Ended January 31, 2008 and Form 10-Q for the Quarterly Period Ended October 31, 2008.

**COMMENT NO. 4**
You requested that we modify the presentation of the Statement of Operations to separately identify costs related to leasing drilling rigs and crews as well as include material amounts within "Operating Expenses". The requested modification has been made to both Form 10-KSB for the Fiscal Year Ended January 31, 2008 and Form 10-Q for the Quarterly Period Ended October 31, 2008.

**COMMENT NO. 5**
Your comment requests that the term "exploration stage" company be used consistently throughout the filings. We have eliminated any references "development state" company in our filings and replaced them with "exploration stage" company throughout the filings.

**COMMENT NO. 6**
You requested that we expand Note 4 Property and Equipment to include the disclosure of the significant items in this category. We have now included a table which details the significant items within this category.

**COMMENT NO. 7**
Your comment recognizes that we have spent consider amounts on the construction of an ore processing facility which appears inconsistent with our categorization as an exploration stage company. Please consider the following:

As discussed in our "Plan for Relief Canyon" there has been substantial historic drilling performed at Relief Canyon. A significant majority of the drilling is not compatible with current requirements that would allow for a classification of proven or probable reserves; this is due both to the age of the previously drilled results as well as needing additional drilling to formally establish reserves.

That said, engineering reports were prepared in 1996 and 1997 that give us confidence that there are substantial reserves at Relief Canyon. Additionally, as also stated in the "Plan for Relief Canyon" we completed 57 drill hoes on the existing heaps in May 2007. Again, while this drilling is not sufficient to establish reserves, it was adequate for internal purposes to decide to move forward with a plan to reprocess ore contained on the existing heaps. Internally we are estimating reserves at Relief Canyon potentially ranging from 250,000 ounces to over 500,000 ounces, depending on the cutoff grade used in calculating such reserves.

Included in construction-in-progress at January 31, 2008 is approximately $2.0 million for the construction of the ore processing plant and $2.4 million for the construction of an ore crushing and stacking system. If it was determined that our internal estimates of reserves were not economically viable for Relief Canyon we do feel that the plant could process precious minerals for third party customers. Also, the crushing and stacking system could be dismantled and sold as the equipment is essentially new.

Finally, it should be noted since the January 31, 2008 Form 10-KSB was filed that we have completed construction of the plant and crushing system. We began the reprocessing of the ore on the existing heaps in November 2008 and began applying solution to the ore on our new heap leach pads in February 2009. We have shipped our first load of gold bearing carbon to be processed in early March 2009 and are now awaiting results of that shipment. We do not expect the gold to be significant in these early shipments as it will take time for the grades to build from the solution that continue to be applied.

We have attempted to be careful not to use terms in our filings that would categorize these internal estimates as reserves, ore bodies or other terms that would indicate we are anything but in the exploration stage as of the dates of the filings except in limited instances where the use of such words is needed to properly disclose our mining activities.

**COMMENT NO. 8**
You indicated that the Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 were not in the exact form as set forth in Item 601 of Regulation S-B. Please be advised that these Certifications are now in the exact form as required for the above referenced Forms.

### Form 10-Q for the Quarterly Period Ended October 31, 2008
**COMMENT NO. 9**
You requested information concerning an interest free note payable reported in Note 5 – Notes Payable. Due to the immaterial nature of the amounts involved we did not impute interest on the note. Using an 8% interest rate, imputed interest for the quarter would have been $270.

**COMMENT NO. 10**
You requested that the disclosure for the settlement of the litigation with Park Avenue Consulting Group be modified. Please be advised that we originally recorded the components of the litigation in our October 31, 2008 Form 10-Q in accordance with SFAS 5 but have added disclosure detailing these components.

**COMMENT NO. 11**
You requested that in Item 4T, Disclosure Controls and Procedures, that we eliminate the sentence referring to the "COSO Framework". We have eliminated such reference in the revised filing.

**COMMENT NO. 12**
You requested additional disclosure regarding our having sufficient funds to finance near-term activities. This was the result of an inadvertent error and should have read we "do not" believe instead of we believe. This has been changed in the revised filing.

### Engineering Comments
**COMMENT NO. 13**
You noted that on our website and in some press releases that we use the terms "measured", "indicated", and "inferred" resources and if we continue to use terms other then those recognized by the SEC that we accompany such disclosure with disclaimer language that you provided. Please be advised that on our website we have now included the disclaimer language on all pages of our website. Additionally, all of our press releases referencing such terms now include such language.

**COMMENT NO. 14**
You requested that we add a small scale map for each material property. We have added a map with requested information for Relief Canyon which is the only property that we consider to be a material property.

**COMMENT NO. 15**
You requested that information required to be disclosed under paragraph (b) of Industry Guide 7 be included in Form 10-K for all material properties. While this information was generally included initially for Relief Canyon we have added additionally disclosure for rock formations and also provided a clear statement that the property is without known reserves.

**COMMENT NO. 16**
You referenced various terms in the "Plan for Relief Canyon" which would normally be used only for companies in the development or production stage and that such terms should be removed.

We refer to our response in Comment 7 above for discussion regarding both history and the current status of our efforts at Relief Canyon. Based on the historical results of drilling and various reports issued concerning the ore deposits plus our in-process construction activities, it appears to us that it would be misleading to readers if we did not disclose to a reasonable extent various extraction and production goals and activities.

**COMMENT NO. 17**
You requested that we expand on disclosure concerning exploration plans for our properties. We have separated our exploration properties from Relief Canyon under a new heading "Exploration Properties" and have added the requested disclosure for each.

**COMMENT NO. 18**
You commented about our disclose to process approximately 8 million metric tons of ore at our ore processing facility and that we should discuss its reserve status or if not considered a reserve, to remove the term ore from the discussion.

We refer to our previous responses to Comments 7 and 16 above where we discuss both the prior drilling activities and the commencement of production at Relief Canyon. Based on the drilling we have done on the existing leach pads we proceeded with the construction of the new ore processing facility. Again, it appears to us that it would be misleading to readers if we did not disclose to a reasonable extent our plans for processing ore at this facility.

Please feel free to contact the undersigned if you should have any further questions or comments regarding the amended filings or responses to you comments of January 29, 2009.

Regards,

James W. Kluber
Chief Financial Officer